                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE TO/A

                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                        REAL ESTATE ASSOCIATES LIMITED IV
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                        AIMCO PROPERTIES, L.P. - OFFEROR
--------------------------------------------------------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person)

                            LIMITED PARTNERSHIP UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Patrick J. Foye
                            Executive Vice President
                   Apartment Investment and Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8081
--------------------------------------------------------------------------------
                  (Name Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy To:
                                Gregory M. Chait
                                  Robert Barker
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            CALCULATION OF FILING FEE

  Transaction Valuation*                                Amount of Filing Fee**
  ----------------------                                ----------------------
       $1,069,250                                              $98.37

*        For purposes of calculating the fee only.

**       Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:                            Filing Party:
                                -----------------------                  ---------------------
         Form or Registration No.:                          Date Filed:
                                  ---------------------                -----------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

          [X]  third-party tender offer subject to Rule 14d-1.          [ ]  going-private transaction subject to Rule 13e-3.

          [ ]  issuer tender offer subject to Rule 13e-4.               [ ]  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             TENDER OFFER STATEMENT

         This amendment amends the Tender Offer Statement on Schedule TO filed by AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), in connection with its tender offer to purchase outstanding units of limited partnership interest of Real Estate Associates Limited IV, a California limited partnership, at a price of $325.00 per unit in cash, subject to the conditions set forth in the Offer to Purchase, dated August 19, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and Acknowledgment and Agreement are filed with this Schedule TO as Exhibits (a)(1), (a)(2) and (a)(3), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

         The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

         The bullet point entitled "No General Partner Recommendation" is hereby replaced in its entirety with the following:

         o NO GENERAL PARTNER RECOMMENDATION. The general partner makes no recommendation as to whether you should tender or refrain from tendering your units, and each limited partner should make his or her own decision whether or not to tender. See "The Offer--Section 10. Position of the General Partner of your Partnership with respect to the Offer." But your partnership is the limited partner of the Local Partnerships, and as a result does not control the management of the Local Partnerships, your general partner does not have the ability to cause the Local Partnerships to sell all or substantially all of the Properties. Moreover, to the extent that your general partner could cause such a sale, at this time your general partner does not believe that selling all or substantially all of the Properties or liquidating the partnership would be in the best interest of the unitholders. See "The Offer--Section 9. Background and Reasons for the Offer."

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) - (c) The information set forth under "THE OFFER--Section 13. Certain Information Concerning Your Partnership" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) - (c) This Schedule TO is being filed by AIMCO Properties. AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP"), is the general partner of AIMCO Properties and a wholly owned subsidiary of Apartment Investment and Management Company ("AIMCO"). The principal business of AIMCO, AIMCO-GP and AIMCO Properties is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The business address of AIMCO Properties is 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222, and its telephone number is (303) 757-8101.

         The information set forth under "THE OFFER--Section 8. Information Concerning Us and Certain of Our Affiliates" in the Offer to Purchase is incorporated herein by reference.

         During the past five years, none of AIMCO, AIMCO-GP or AIMCO Properties, nor, to the best of their knowledge, any of the persons listed in Annex I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) The information set forth under "SUMMARY TERM SHEET" and "THE OFFER" in the Offer to Purchase and the information set forth in the related Letter of Transmittal is incorporated herein by reference.

         AIMCO Properties is seeking to acquire the maximum amount of units allowed to be purchased under the partnership agreement, given its prohibition on transferring units that exceed 50% of all transfers during the preceding twelve months. Approximately 2.8% of the units of the partnership have been transferred in the preceding 12 months.

         The subsection entitled "Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects" in Section 3. Procedure for Tendering Units is hereby replaced in its entirety by the following:

          All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to our offer will be determined by us, in our reasonable discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any particular unit determined by us not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender with respect to any particular unit of any particular limited partner, and to waive or amend any of the conditions of the offer that we are legally permitted to waive as to the tender of any particular unit, provided that if we waive any condition with respect to one unit, we will waive such condition as to all units. Our interpretation of the terms and conditions of the offer (including the acknowledgment and agreement and the letter of transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived.

         Neither we, the Information Agent, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any unit or will incur any liability for failure to give any such notification.

         The fifth bullet point under "The Offer - Section 13. Conditions of the Offer" is hereby modified in its entirety to read:

         o your partnership shall have, due to events beyond our direct or indirect control, (i) changed, or authorized a change of, the units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
                  (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in our reasonable judgment, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated;

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) and (b) The information set forth under "SUMMARY TERM SHEET--Conflicts of Interest," "THE OFFER--Section 9. Background and Reasons for the Offer" and "THE OFFER--Section 11. Conflicts of Interest and Transactions with Affiliates" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a), (c)(1) - (7) The information set forth under "SUMMARY TERM SHEET--The Offer, "THE OFFER--Section 9. Background and Reasons for the Offer" and "The Offer--Section 12. Future Plans of the Purchaser" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a), (b) and (d) The information set forth under "SUMMARY TERM SHEET--Availability of Funds," "THE OFFER--Section 15. Source of Funds" and "THE
OFFER--Section 19. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         The information set forth under "THE OFFER--Certain Information Concerning Your Partnership" in the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         The information set forth under "THE OFFER--Section 19. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

         (a) The financial statements included in AIMCO Properties' Annual Report on Form 10-K for the year ended December 31, 2001, which are listed on the Index to Financial Statements on page F-1 of such report, and the unaudited financial statements for the six months ended June 30, 2002 and June 30, 2001 set forth in Part I, Item 1 of AIMCO Properties' Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, are incorporated herein by reference. Such reports may be inspected at the Securities and Exchange Commission's public reference room in Washington, D.C. A copy can also be obtained from the Commission's web site at www.sec.gov.

         (b)  Not Applicable.

ITEM 11. ADDITIONAL INFORMATION.

         The information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference.

         The Risk Factor entitled "You may be unable to transfer your units for a 12-month period" is hereby replaced in its entirety by the following:

         Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in capital and profits of your partnership to be transferred within such 12-month period. During the last 12 months, approximately 2.8% of the total interest in capital and profits of your partnership has been transferred. If more units are validly tendered and not withdrawn, that would cause more than 50% of the total interest in capital and profits of your partnership to be transferred within a 12-month period, we will accept for payment and pay for those units so tendered pro rata according to the number of units so tendered, with appropriate adjustments to avoid purchases of fractional units. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.

         The Risk Factor entitled "Continuation of the partnership; no time frame regarding sale of partnership interests" is hereby supplemented by adding the following new paragraph as the second paragraph:

         If the partnership liquidated before the Local Partnerships liquidated, the general partner is of the opinion that the distribution of limited partnership interests held by the partnership would decrease the benefits of holding a portfolio of different properties, and could increase expenses of ownership of the Local Partnerships, for example, by causing the Local Partnerships to be held directly by the limited partners, with separate reporting obligations, including potential reporting obligations with the Securities and Exchange Commission. The general partner has concluded that it would be neither feasible nor in the limited partners' best interest to force the liquidation of the partnership.

         "Section 9. Background and Reasons for the Offer - Alternatives Considered by your General Partner" is hereby supplemented by adding the same paragraph listed above.

         The Selected Financial Information contained in "Section 13. Certain Information Concerning Your Partnership - Financial Date" is replaced with the following:

         FINANCIAL DATA. The selected financial information of your partnership set forth below for the years ended December 31, 2001 and 2000 is based on audited financial statements. The selected financial information set forth below for the six months ended June 30, 2002 and 2001 is based on unaudited financial statements. This information should be read in conjunction with such financial statements, including notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" in the Annual Report on Form 10-K405 of your partnership for the year ended December 31, 2001, and the Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

                        REAL ESTATE ASSOCIATES LIMITED IV
                      (IN THOUSANDS, EXCEPT PER UNIT DATA)

                                                                  FOR THE YEAR ENDED           FOR THE SIX MONTHS
                                                                      DECEMBER 31,               ENDED JUNE 30,
                                                                -----------------------     -----------------------
                                                                  2001          2000          2002          2001
                                                                ---------     ---------     ---------     ---------

Operating Data:

Total Revenues                                                  $     193     $     292     $      41     $     112
Net Income (Loss)                                                     (59)            3           (77)           27
Net Income per limited partnership unit                                10            14            (6)            2
Distributions per limited partnership unit                             --            --            --            --

Balance Sheet Data:

Cash & Cash Equivalents                                             5,476         5,328         5,460         5,353
Real Estate, Net of Accumulated Depreciation                           --            --            --            --
Total Assets                                                        5,498         5,328         5,493         5,353
Notes Payable                                                          --            --            --            --
General Partners' Capital (Deficit)                                  (218)         (219)         (218)         (219)
Limited Partners' Capital (Deficit)                                 5,660         5,532         5,583         5,559
Partners' Capital (Deficit)                                         5,442         5,313         5,365         5,340
Total Distributions                                                    --            --            --            --
Net increase (decrease) in cash and cash equivalents                  148           159           (16)           25
Net cash provided by operating activities                       $     170     $     159     $     (53)    $      25

ITEM 12. EXHIBITS.

(a)(1) Offer to Purchase limited partnership units of Real Estate Associates Limited IV, dated August 19, 2002. (Previously filed)

(a)(2) Letter of Transmittal and related instructions, dated August 19, 2002 (included as Annex II to the Offer to Purchase attached as Exhibit
         (a)(1)).

(a)(3) Acknowledgement and Agreement, dated August 19, 2002. (Previously filed)

(a)(4) Letter, dated August 19, 2002, from AIMCO Properties to the limited partners of Real Estate Associates Limited IV. (Previously filed)

(a)(5) Annual Report of AIMCO Properties for the year ended December 31, 2001 filed on Form 10-K405 on April 1, 2002 is incorporated herein by reference.

(a)(6) Quarterly Report of AIMCO Properties for the period ended June 30, 2002 filed on Form 10-Q on August 14, 2002 is incorporated herein by reference.

(b)(1) Fourth Amended and Restated Credit Agreement, dated as of March 11, 2002, by and among AIMCO Properties, AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A., Fleet National Bank, First Union National Bank, and the other financial institutions party thereto (Exhibit 10.29 to AIMCO's Annual Report on Form 10-K for the year ended December 31, 2001 is incorporated herein by reference).

(b)(2) Second Amendment to Fourth Amended and Restated Credit Agreement, dated as of August 2, 2002, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A. and the Lenders listed therein (Exhibit 10.2 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 is incorporated herein by reference).

(d)      Not applicable

(g)      None.

(h)      None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not Applicable.

                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2002
                                               AIMCO PROPERTIES, L.P.

                                               By: AIMCO-GP, INC.
                                                   (General Partner)

                                               By: /s/ Patrick J. Foye
                                                  -----------------------------
                                                   Executive Vice President

                                  EXHIBIT INDEX


EXHIBIT NO.                DESCRIPTION
-----------                -----------
(a)(1)                     Offer to Purchase limited partnership units of Real
                           Estate Associates Limited IV, dated August 19, 2002.
                           (Previously filed)

(a)(2)                     Letter of Transmittal and related instructions, dated
                           August 19, 2002 (included as Annex II to the Offer to
                           Purchase attached as Exhibit (a)(1)).

(a)(3)                     Acknowledgement and Agreement, dated August 19, 2002.
                           (Previously filed)

(a)(4) Letter, dated August 19, 2002, from AIMCO Properties to the limited partners of Real Estate Associates
                           Limited IV. (Previously filed)

(a)(5)                     Annual Report of AIMCO Properties for the year ended
                           December 31, 2001 filed on Form 10-K405 on April 1,
                           2002 is incorporated herein by reference.

(a)(6) Quarterly Report of AIMCO Properties for the period ended June 30, 2002 filed on Form 10-Q on August 14,
                           2002 is incorporated herein by reference.

(b)(1) Fourth Amended and Restated Credit Agreement, dated as of March 11, 2002, by and among AIMCO Properties, AIMCO/Bethesda Holdings, Inc., NHP Management
                           Company, Bank of America, N.A., Fleet National Bank,
                           First Union National Bank, and the other financial institutions party thereto (Exhibit 10.29 to AIMCO's
                           Annual Report on Form 10-K for the year ended
                           December 31, 2001 is incorporated herein by reference).

(b)(2)                     Second Amendment to Fourth Amended and Restated
                           Credit Agreement, dated as of August 2, 2002, by and among Apartment Investment and Management Company,
                           AIMCO Properties, L.P., AIMCO/Bethesda Holdings,
                           Inc., NHP Management Company, Bank of America, N.A.
                           and the Lenders listed therein (Exhibit 10.2 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 is incorporated herein by reference).

(e)                        Not applicable

(i)                        None.

(j)                        None.